

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS



10045602

January 27, 2010

Act	34
Section	Various
Rule	Rules 101 & 102 of Reg M; 10b-17
Public Availability	27 Jan 2010

Stacy L. Fuller
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

Re: Grail Advisors ETF Trust Actively Managed Fixed Income Exchange Traded Funds ("ETF")
File No. TP 10-13

Dear Ms. Fuller:

In your letter dated January 27, 2010, as supplemented by conversations with the staff of the Division of Trading and Markets ("Division"), Grail Advisors ETF Trust (the "Trust") on behalf of itself, the New ETFs, any national securities exchange or national securities association on or through which the exchange traded shares of each of the New ETFs ("Shares") may subsequently trade, and persons or entities engaging in transactions in Shares, requests exemptive, interpretive, or no-action relief regarding, Rule 10b-17 under the Securities Exchange Act of 1934, as amended ("Exchange Act") and Rules 101 and 102 of Regulation M in connection with secondary market transactions in Shares and the creation or redemption of Creation Units, as discussed in your letter. We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

The Trust was organized on December 7, 2007 as a Delaware statutory trust. The Trust is registered with the Commission under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust is seeking to launch two new series, the New ETFs, described as follows. The Grail McDonnell Intermediate Municipal Bond ETF seeks a high level of current tax-exempt income and higher risk-adjusted returns relative to its benchmark by investing, under normal circumstances, at least 80% of its net assets in debt securities with interest payments exempt from federal income taxes. The Grail McDonnell Core Taxable Bond ETF seeks a high level of current income and higher risk-adjusted returns relative to its benchmark by investing, under normal circumstances, at least 80% of its net assets in debt securities that are primarily investment-grade securities as described in your letter. While the New ETFs will not seek to track the performance of an underlying index, the New ETFs will otherwise operate in the same manner as index-based ETFs. The portfolio is fully transparent thereby permitting arbitrage to the same extent as in index based ETFs. In your letter, you also represent the following:

- Shares of each of the New ETFs will be issued by an open-end management investment company that is registered with the Commission;

- Each of the New ETFs will continuously redeem, at net asset value ("NAV"), Creation Units worth at least $1 million, and the secondary market price of the Shares should not vary substantially from the NAV of such Shares;

- Shares of each of the New ETFs will be listed and traded on an Exchange;

- No security (excluding a Government Security) held by a New ETF will represent more than 30% of the weight of each of the New ETFs, and the five highest weighted component securities held by a New ETFs' portfolio (excluding a Government Security) will not in the aggregate account for more than 65% of the assets of each of the New ETFs;

- The New ETFs will either:

    - Invest substantially all of its portfolio in either investment grade securities (as defined in your letter) or Government Securities and will diversify the portion of its portfolio not invested in investment grade securities or Government Securities by investing in multiple non-affiliated issuers; or

    - Invest in the securities of at least 13 non-affiliated issuers;

- On each Business Day before commencement of trading in Shares on the Exchange, the New ETFs will make available on their website the identities and quantities of the securities and other assets held by each of the New ETFs which will form the basis for their calculation of NAV at the end of the Business Day; and

- The Exchange or other market information provider will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing on a per Share basis, the sum of the current value of the Portfolio Securities to be used in calculating the NAV of each of the New ETFs at the end of the Business Day.

  Response:

Regulation M

Redeemable securities issued by an open-end management investment company are excepted from the provisions of Rule 101 and 102 of Regulation M. The Commission granted the Trust an exemption from certain provisions of the 1940 Act in order to permit the Trust to maintain its registration as an open-end management investment company and to issue shares that are redeemable only in Creation Unit size aggregations of Shares.

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exceptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of a distribution until after the applicable restricted period except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Trust is a registered open-end management investment company that will continuously redeem at NAV Creation Unit size aggregations of the Shares of each of the New ETFs, and the secondary market price of the Shares of each of the New ETFs should not vary substantially from the NAV of such Shares, which is based on the value of the Portfolio Securities and the other assets held by each of the New ETFs, the Division hereby confirms that the Trust is excepted under paragraph (c)(4) of Rule 101 of Regulation M with respect to the New ETFs thus permitting persons who may be deemed to be participating in a distribution of Shares of each of the New ETFs to bid for or purchase such Shares during their participation in such distribution.[1]

The Division also confirms the interpretation of Rule 101 of Regulation M that a redemption of Creation Unit size aggregations of Shares of the New ETFs and the receipt of Portfolio Securities in exchange therefor by a participant in a distribution of Shares of the New ETFs would not constitute an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" within the meaning of Regulation M, and therefore would not violate Regulation M.

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[1] We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing portfolio securities in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101(b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101(c)(1) excepts transactions in actively-traded securities, that is, securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million; provided however, that such securities are not issued by the distribution participant or an affiliate of the distribution participant.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will redeem at NAV Creation Units of Shares of each of the New ETFs, the Division hereby confirms that the Trust is excepted under paragraph (d)(4) of Rule 102 of Regulation M with respect to the New ETFs, thus permitting the New ETFs to redeem Shares of each of the New ETFs during the continuous offering of such Shares.

Rule 10b-17

Rule 10b-17, with certain exceptions, requires an issuer of a class of publicly traded securities to give notice of certain specified actions (for example, a dividend distribution, stock split, or rights offering) relating to such class of securities in accordance with Rule 10b-17(b).

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Commission has determined to grant an exemption from the 1940 Act to register the Trust as an open-end management investment company notwithstanding the fact that it issues Shares with limited redeemability, the Commission hereby grants an exemption from the requirements of Rule 10b-17 to the Trust with respect to transactions in the Shares.[2]

The foregoing interpretive advice regarding Rules 101 and 102 of Regulation M and exemption from Rule 10b-17 are based solely on your representations and the facts presented to the Division, and are strictly limited to the application of those rules to transactions involving the Shares of each of the New ETFs under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing interpretive advice regarding Rules 101 and 102 of Regulation M and exemption from

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[2] We also note that compliance with Rule 10b-17 would be impractical in light of the nature of the New ETFs. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date.

Rule 10b-17 are subject to the condition that such transactions in Shares of each of the New ETFs, Portfolio Securities, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These interpretations and exemption are subject to modification or revocation if at any time the Commission or Division determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these interpretations and exemption are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these interpretations and exemption.

The Division expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of
Trading and Markets,
pursuant to delegated authority,



Josephine J. Tao
Assistant Director

Attachment

K&L|GATES

Kirkpatrick & Lockhart Preston Gates Ellis LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

Stacy L. Fuller
T - 202.778.9475
F - 202.778.9100
stacy.fuller@klgates.com

January 27, 2010

Ms. Josephine J. Tao
Assistant Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for Exemptive, Interpretive or No-Action Relief from Rule 10b-17, and Rules 101 and 102 of Regulation M, promulgated under the Securities Exchange Act of 1934, for Actively-Managed, Exchange-Traded Fixed Income Funds

Dear Ms. Tao:

Grail Advisors ETF Trust (the "Trust") is an open-end management investment company organized on December 7, 2007 as a Delaware statutory trust. The Trust is currently comprised of nine series (each, a "Fund").[1] Two series, the Grail McDonnell Intermediate Municipal Bond ETF (the "Municipal Bond ETF") and Grail McDonnell Core Taxable Bond ETF (the "Taxable Bond ETF," and together with the Municipal Bond ETF, the "New ETFs") are in registration and expected to launch on January 28, 2010.[2]

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1 The Trust launched one series, the Grail American Beacon Large Cap Value ETF (the "Original ETF") on May 4, 2009; it launched four additional series, the RP Growth ETF, RP Focused Large Cap Growth ETF, RP Technology ETF and RP Financials ETF, on October 2, 2009 (the "Additional ETFs"); and one additional series, the Grail American Beacon International Equity ETF, exists and is expected to launch in the first quarter of 2010 (together with the Original ETF and the Additional ETFs, the "Existing ETFs"). In addition to the New ETFs (as defined herein), another series is in registration, the RP Short Duration ETF, and is expected to launch in the second quarter of 2010.

2 The Trust's order under the 1940 Act (as defined herein) pursuant to an application filed with the SEC (as defined herein) on January 14, 2009, applied to any future series of the Trust or of other registered open-end management companies that may utilize active management strategies. *See* Investment Company Act Rel. Nos. 28604 (Jan. 16, 2009) (order) and 28571 (Dec. 23, 2008) (notice).

The Trust on behalf of itself, the New ETFs, and any national securities exchange or national securities association on or through which the shares subsequently trade (each such market being an "Exchange"), and persons or entities engaging in transactions in shares issued by the New ETFs ("Shares"), as applicable, requests that the Securities and Exchange Commission (the "Commission" or the "SEC") grant exemptive, interpretive or no-action relief from Rule 10b-17 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rules 101 and 102 of Regulation M, in connection with secondary market transactions in Shares and the creation and redemption of Creation Units, as discussed below.

The Trust will issue and redeem Shares of the New ETFs in aggregations of Shares ("Creation Units") worth at least $1,000,000. The Trust has filed a post-effective amendment to its registration statement on Form N-1A and has applied to have the Shares listed on an Exchange. The Trust is overseen by a board of trustees (the "Board") that will maintain the composition requirements of Section 10 of the Investment Company Act of 1940, as amended (the "1940 Act"). Each New ETF will adopt fundamental policies consistent with the 1940 Act and be classified as "diversified" under the 1940 Act. Each New ETF intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company ("RIC") diversification requirements of the Internal Revenue Code of 1986, as amended (the "Code").

The SEC staff ("Staff") has previously issued relief identical to that requested herein to actively-managed exchange-traded funds ("ETFs"),[3] as well as index-based ETFs listed and traded on a national

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3 *See* Letter from Josephine Tao, Esq., Assistant Director, Division of Trading and Markets, to PIMCO ETF Trust Actively Managed Fixed Income Exchange Traded Fund, dated November 10, 2009 ("PIMCO Letter"); Letter from Josephine Tao, Esq., Assistant Director, Division of Trading and Markets, to WisdomTree Trust, dated May 9, 2008 ("WisdomTree Letter"); Letter from James A. Brigagliano, Esq., Associate Director, Division of Trading and Markets, to PowerShares Actively Managed Exchange Traded Fund Trust, dated April 4, 2008 ("PowerShares Letter"); Letter from Josephine Tao, Esq., Assistant Director, Division of Trading and Markets, to Grail Advisors ETF Trust, dated April 30, 2009 [revised –

securities exchange, which meet certain conditions.[4] The Original Grail Letter, together with the letter from Josephine Tao, Esq., Assistant Director, Division of Trading and Markets, to Stacy L. Fuller, Esq., dated September 28, 2009[5] (together, the "Grail Letters"), provided relief specific to the Trust's equity Funds and, thus, the Trust and the New ETFs are unable to rely on those letters for relief. The PIMCO Letter, WisdomTree Letter and PowerShares Letter each provided relief specific to the ETFs described therein and, therefore, the Trust and the New ETFs are not entitled to rely on those letters for relief. Further, because the New ETFs are not index-based ETFs, they are not entitled to rely on the relief previously provided to index-based ETFs as a class.

The Trust and the New ETFs note, however, that their proposal—the creation and issuance by an actively-managed investment company of shares that individually trade on an Exchange, but that can only

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May 6, 2009] ("Original Grail Letter"). In the WisdomTree Letter, the Staff stated that it has repeatedly expressed its views on Exchange Act Section 11(d)(1) and Exchange Act Rules 10b-10, 11d1-2, 15c1-5 and 15c1-6 with respect to ETFs that are not tied to an index. The Staff stated that it therefore would not respond to requests for relief under Section 11(d)(1) or Rules 10b-10, 11d1-2, 15c1-5, and 15c1-6 relating to ETFs that are not managed to track a particular index unless they present novel or unusual issues. Because the Trust does not believe that the creation, redemption, listing or trading of Shares should present any novel or unusual issues, the Trust does not request relief from Section 11(d)(1) or Rules 10b-10, 11d1-2, 15c1-5 and 15c1-6 under the Exchange Act. As indicated below, the Board has authorized a Distribution and Service Plan ("Plan") pursuant to Rule 12b-1 under the 1940 Act, but no such fee is currently being paid by the New ETFs and the Board has not approved any payments for the current fiscal year. We understand that the exemptive and no-action relief under Section 11(d)(1) would not be available to any broker-dealer that received 12b-1 fees under the Plan. *See* Letter from Catherine McGuire, Esq., Chief Counsel, Division of Market Regulation, to the Securities Industry Association Derivative Products Committee, dated November 21, 2005.

4 *See* Letter from James A. Brigagliano, Esq., Associate Director, Division of Market Regulation, regarding Class Relief for Fixed Income Exchange Traded Index Funds, dated April 9, 2007; Letter from James A. Brigagliano, Esq., Acting Associate Director, Division of Market Regulation, to PowerShares Exchange-Traded Fund Trust regarding Class Relief for Exchange Traded Index Funds, dated October 24, 2006; Letter from James A. Brigagliano, Esq., Assistant Director, Division of Market Regulation, to Claire P. McGrath, Vice President and Special Counsel, The American Stock Exchange, regarding relief for Exchange Traded Index Funds, dated August 17, 2001; *see also* Letter from Josephine Tao, Esq., Assistant Director, Division of Market Regulation, regarding Combination Exchange-traded Funds, dated June 27, 2007.

5 The letter extended the relief granted in the Original Grail Letter to additional and future series of the Trust.

be purchased from and redeemed with the issuing investment company in large aggregations—is no longer novel. The Commission has in the past sixteen years considered and approved many similar proposals. Some of the index-based products for which relief has been granted have been trading publicly for years, and the Trust is not aware of any abuses associated with them. Indeed, several of the index-based products have been so embraced by investors that they are routinely among the highest volume securities on the exchanges on which they trade.[6]

The New ETFs, like the Funds described in the Grail Letters and the ETFs described in the PIMCO Letter, WisdomTree Letter and PowerShares Letter, differ from index-based ETFs to the extent that they are "actively managed." As discussed below, however, each New ETF's portfolio will be fully transparent and thereby permit arbitrage activity to the same extent as an index-based ETF. In all other material respects, the New ETFs will operate in the same manner as index-based ETFs. Therefore, while

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[6] The SEC has previously granted exemptive or no-action relief under Rules 10a-1, 10b-6, 10b-7, 10b-10, 14e-5 (formerly, 10b-13), 10b-17, 11d1-2, 15c1-5, 15c1-6 and Regulation M under the Exchange Act similar to that requested here. *See, e.g.,* Letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to James F. Duffy, Senior Vice President and General Counsel, AMEX, dated January 22, 1993 with respect to the trading of the SPDR Trust, Series 1; Letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation to James F. Duffy, Executive Vice President and General Counsel, AMEX, dated April 21, 1995 with respect to the trading of the MidCap SPDR Trust; Letters from Larry E. Bergman, Senior Associate Director, Division of Market Regulation and James A. Brigagliano, Assistant Director, Division of Market Regulation to Stuart M. Strauss, Gordon, Altman, Butowsky, Weitzen, Shalov & Wein, dated December 14, 1998 and December 22, 1998, respectively, each with respect to the trading of the Select Sector SPDR Trust; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to James F. Duffy, Executive Vice President and General Counsel, AMEX, dated March 3, 1999 with respect to the trading of the Nasdaq-100 Trust, Series 1; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Kathleen H. Moriarty, Carter, Ledyard & Milburn, dated May 16, 2000 with respect to the trading of the iShares Trust; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Stuart M. Strauss, Mayer, Brown & Platt, dated September 26, 2000 with respect to the trading of the streetTRACKS® Series Trust; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to W. John McGuire, Morgan, Lewis & Bockius LLP, dated July 25, 2002 with respect to the trading of various series funds of the iShares Trust; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Stuart M. Strauss, Mayer, Brown, Rowe & Maw, dated October 21, 2002 with respect to the trading of the FrescoSM Index Shares Funds; Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Jack P. Drogin, Morgan, Lewis & Bockius LLP, dated September 25, 2003 with respect to the trading of the iShares Lehman U.S. Treasury Inflation Protected Securities Fund and the iShares Lehman U.S. Aggregate Bond Fund (each a series of the iShares Trust).

the New ETFs are actively managed, the Trust does not believe that they raise any significant new regulatory issues.

The New ETFs and Their Investment Objectives

As with the Existing ETFs, Grail Advisors, LLC (the "Manager") serves as the investment adviser to the New ETFs. Each New ETF is subadvised by McDonnell Investment Management, LLC ("McDonnell"). The Manager oversees the business affairs of the New ETFs, provides or oversees the provision of all administrative and investment advisory services to the New ETFs and coordinates the investment activities of McDonnell. McDonnell is responsible for selecting portfolio securities ("Portfolio Securities") for the New ETFs.

The Municipal Bond ETF's investment objective is a high level of current tax-exempt income and higher risk-adjusted returns relative to its benchmark. Under normal circumstances, at least 80% of the Municipal Bond ETF's net assets (plus the amount of any borrowings for investment purposes) are invested in debt securities with interest payments exempt from federal income taxes. In meeting this 80% policy, the Municipal Bond ETF primarily invests in investment grade municipal securities and tax exempt general obligation, revenue and private activity bonds and notes, which are issued by or on behalf of states, territories or possessions of the U.S. and the District of Columbia and their political subdivisions, agencies and instrumentalities (including Puerto Rico, the Virgin Islands and Guam).[7] The investment grade securities rated by a nationally recognized statistical rating organization (as that term is used in Rule 15c3-1 under the Exchange Act) ("rating agency") are rated in one of the top four credit

7 For purposes hereof, "investment grade" securities are (i) those fixed income rated by at least one rating agency in one of its generic rating categories that signifies investment grade, or, if unrated, determined by the Manager or McDonnell to be of comparable quality, (ii) pre-refunded bonds and/or (iii) escrowed to maturity securities. "Non-investment grade" securities are those fixed-income securities rated below investment grade or determined by the Manager or McDonnell to be of comparable quality.

quality categories. The Municipal Bond ETF's remaining assets may include, among other instruments, non-investment grade securities and taxable debt securities, such as securities issued by the U.S. Government, its agencies and instrumentalities, corporate debt securities, mortgage-backed and other asset-backed securities, and securities of other investment companies, including other ETFs.[8] The Municipal Bond ETF may only invest in U.S. dollar-denominated securities.

The Taxable Bond ETF's investment objective is a high level of current income and higher risk-adjusted returns relative to its benchmark. Under normal circumstances, at least 80% of the Taxable Bond ETF's net assets (plus borrowings for investment purposes) are invested in debt securities. In meeting this 80% policy, the Taxable Bond ETF primarily invests in investment-grade securities that are rated in one of the top four credit quality categories (with respect to securities that are rated by a rating agency), including securities issued by the U.S. Government, its agencies and instrumentalities, municipal securities,[9] mortgage-backed and other asset-backed securities, corporate and bank obligations (including commercial paper, corporate notes and bonds) and securities of other investment companies, including other ETFs. The Taxable Bond ETF's remaining assets may include, among other instruments, non-investment grade securities and money market funds. The Taxable Bond ETF may only invest in U.S. dollar-denominated securities.

The following will be true of each New ETF: (i) either (a) substantially all of the New ETF's portfolio will be composed of investment grade securities or "government securities" as defined in Section 3(a)(42) of the Exchange Act ("Government Securities") and the New ETF will diversify the portion of its portfolio not invested in investment grade securities or Government Securities by investing

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8 *See* PowerShares Letter (permitting up to 25% of assets of active fixed income ETF to be invested in non-investment grade securities).

9 The fund may invest up to 30% of its assets in municipal securities.

in multiple non-affiliated issuers or (b) the New ETF will invest in the securities of at least 13 non-affiliated issuers; and (ii) no Portfolio Security (other than Government Securities) will represent more than 30% of the weight of a New ETF, the five highest weighted Portfolio Securities (excluding Government Securities) will not in the aggregate account for more than 65% of the weight of the New ETF.

Availability of Information

On each day a New ETF is open (a "Business Day"), before commencement of trading in Shares on the Exchange, it will disclose on its website the identities and quantities of the securities and other assets held by the New ETF that will form the basis for the its calculation of net asset value ("NAV") at the end of the Business Day. The website and information will be publicly available at no charge. See also "Sales of Shares" below describing the daily disclosure of In-Kind Creation Securities and "Calculation of Intraday Indicative Value" below.

Sales of Shares

ALPS Distributors, Inc., a registered broker dealer under the Exchange Act and member of the Financial Industry Regulatory Authority (the "Distributor"), acts on an agency basis and is each New ETF's "principal underwriter" as defined in Section 2(a)(29) of the 1940 Act. Each New ETF will sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. Shares generally will be purchased in Creation Units for cash.[10] Each New ETF will issue and sell Shares on any Business Day. The NAV will

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10 The New ETFs reserve the right to require Creation Units to be purchased in exchange for the deposit, by the purchaser, of a particular portfolio of securities ("In-Kind Creation Securities"), designated by the Manager or McDonnell, together with a specified cash payment reflecting the estimated difference between the value of the In-Kind Creation Securities and the Creation Unit of Shares ("Cash Component," and together with the In-Kind Creation Securities, a "Fund Deposit") and the Transaction Fees (defined below). The New ETFs also reserve the right to require Creation Units to be purchased on a combination cash and in-kind basis.

normally be determined as of the close of the regular trading session on the New York Stock Exchange, Inc. ("NYSE") (ordinarily 4:00 p.m. Eastern time) on each Business Day.

In order for the Trust to preserve maximum efficiency and flexibility, the Trust reserves the right to determine in the future that the New ETFs' Shares may be purchased in Creation Units on an in-kind basis. The decision to permit in-kind purchases of Creation Units, to the extent made at all in the future, would be made if the Trust and the Manager or McDonnell believed such method would substantially minimize the consequences of portfolio turnover, including anticipated brokerage expenses.[11]

In order to defray the transaction expenses, including brokerage costs, that will be incurred by a New ETF when investors purchase or redeem Creation Units, it will impose purchase or redemption transaction fees ("Transaction Fees") to be borne only by such purchasers or redeemers. Where a New ETF permits or requires a cash purchaser to include securities on an in-kind basis instead of cash, the purchaser may be assessed a lower Transaction Fee to reflect the avoided cost of purchasing those securities. The exact amounts of such Transaction Fees will be determined separately for each New ETF. The Transaction Fee is designed to protect the continuing shareholders of a New ETF against the dilutive costs associated with the transfer or purchase of Portfolio Securities in connection with the purchase of Creation Units and with the transfer or sale of Portfolio Securities in connection with the redemption of Creation Units. The Transaction Fees will be fully disclosed in the New ETFs' prospectus ("Prospectus") and the method of calculating these Transaction Fees will be fully disclosed in the statement of additional information ("SAI"). Transaction Fees will be limited to amounts that have been determined by the

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[11] The New ETFs would still expect to substitute a cash-in-lieu amount to replace any In-Kind Creation Security or In-Kind Redemption Security (defined below) that is a "to be announced transaction" ("TBA Transaction"). A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as an In-Kind Creation Security or In-Kind Redemption Security.

Manager to be appropriate and will take into account transaction costs associated with the relevant In-Kind Creation Securities, if any. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

The Trust recognizes that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from a New ETF or in the secondary market, will be subject to the restrictions of Section 12(d)(l) of the 1940 Act, except as permitted by an exemptive order that permits investment companies to invest in a New ETF beyond those limitations.

The Bank of New York Mellon Corporation (the "Custodian" or "Transfer Agent"), in consultation with the Manager and/or McDonnell, will make available on each Business Day, prior to the opening of trading on the Exchange, (i) to the extent purchases are being made on an in-kind basis, a list of the names and the required number of shares of each In-Kind Creation Security included in the current Fund Deposit (based on information at the end of the previous Business Day), along with the Cash Component for the relevant New ETF, and (ii) to the extent purchases are being made on a cash basis, the cash value ("Cash Value") of the Fund Deposit. Such Fund Deposit and/or Cash Value thereof, as applicable, will apply subject to any adjustments as described below, to purchases of Creation Units until such time as the next-announced Fund Deposit composition and/or Cash Value thereof is made available.

Creation Units may be purchased through orders placed to the Distributor through an "Authorized Participant" which is either (1) a "Participating Party," *i.e.*, a broker-dealer or other participant in the Clearing Process (defined below) through the Continuous Net Settlement System of the National Securities Clearing Corporation (the "NSCC"), a clearing agency that is registered with the Commission, or (2) a DTC Participant, which in either case has executed an agreement with the Distributor, with respect to creations and redemptions of Creation Units ("Participant Agreement"). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. The Distributor will be responsible for transmitting orders to a New ETF. Authorized Participants making payment for Creation Units placed through the Distributor must either (1) initiate instructions through the Continuous Net Settlement System of the NSCC as such processes have been enhanced to effect purchases and redemptions of Creation Units (the "Clearing Process") or (2) deposit the Fund Deposit with the Trust "outside" the Clearing Process by following the creation procedures specified in the section below entitled "Settlement and Clearing of the New ETFs."

All standard orders to create a Creation Unit must be received by the Distributor no later than the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) (the "Closing Time") on the date such order is placed, as described in the Participant Agreement, in order for creation of Creation Units to be effected based on the NAV of Shares, as next determined on such date. In the case of custom orders,[12] the order must be received by the Distributor no later than one hour prior to Closing Time. The Distributor may reject any order to purchase Shares that is not submitted in proper form. In addition, a New ETF may reject a purchase order transmitted to it by the Distributor if: (1) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of such

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[12] A custom order may be placed by an Authorized Participant in the event that an amount of cash is added to the Cash Component to replace any In-Kind Creation Security, for example, which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which the Authorized Participant is acting. On days when the Exchange or bond markets close earlier than normal, a New ETF may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the order cut-off time for custom orders is expected to be no later than 11:00 a.m., Eastern time. In addition, orders to purchase shares of a New ETF will not be accepted on any day when the bond markets are closed. This should not affect a New ETF's ability to trade close to NAV.

New ETF; (2) the Fund Deposit, or Cash Value thereof, delivered is not as disseminated for that date by the Custodian, as described above;[13] (3) the acceptance of the Fund Deposit would have certain adverse tax consequences to such New ETF, such as causing the New ETF to no longer meet the requirements of a RIC under the Code; (4) the acceptance of the Fund Deposit or Cash Value thereof would, in the opinion of counsel, be unlawful, as in the case of a purchaser who was banned from trading in securities; (5) the acceptance of the Fund Deposit or Cash Value thereof would otherwise, in the discretion of the Trust or the Manager, have an adverse effect on the Trust or the rights of beneficial owners; or (6) there exist circumstances outside the control of the Trust, Custodian, Distributor and Manager that make it practically impossible to process purchases of Shares. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, Manager, Distributor, Custodian, DTC, NSCC, Federal Reserve or any other participant in the purchase process.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

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[13] To the extent contemplated by a Participant Agreement, Creation Units will be issued to such Authorized Participant notwithstanding the fact that the corresponding Fund Deposits (plus or minus Transaction Fees, as applicable) have not been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing In-Kind Creation Securities as soon as possible, which undertaking shall be secured by such Authorized Participant's delivery and maintenance of collateral consisting of cash in the form of U.S. dollars in immediately available funds (marked-to-market daily) of at least 103% of the value of the missing In-Kind Creation Securities. The Participant Agreement will permit a New ETF to buy the missing In-Kind Creation Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of acquiring such In-Kind Creation Securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

Under certain circumstances, an entity purchasing Creation Units in-kind may use the Clearing Process which has been designed to provide trade instructions and transfer of the requisite Fund Deposit to the Trust. Upon the deposit of such Fund Deposit (plus or minus any Transaction Fee, as applicable) in payment for such Creation Units, such Shares will be delivered to the purchaser thereof.

Under other circumstances, an entity may purchase Creation Units "outside" the Clearing Process and may be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Clearing Process. The higher Transaction Fee will be disclosed in the Prospectus and calculated in the manner disclosed in the SAI. See the section below entitled "Settlement and Clearing of the New ETFs" for the creation procedures applicable to purchases of Creation Units of the New ETFs "outside" the Clearing Process.

Distributor

The Distributor will distribute Shares on an agency basis exclusively in Creation Units, and it will not maintain a secondary market in the Shares. The Exchange will designate one or more member firms to act as a market maker and maintain a market for Shares traded on that Exchange. No secondary sales will be made to brokers or dealers at a concession by the Distributor or a New ETF. The Distributor may enter into selected dealer agreements with other broker-dealers or other qualified financial institutions for the sale of Creation Units of Shares ("Soliciting Dealers"). Such Soliciting Dealers may also be participants in DTC. The Board has authorized a Plan pursuant to which each New ETF may bear a 12b-1 fee not to exceed 0.25% per annum of such New ETF's average daily net assets. However, no such fee is currently paid by a New ETF, and the Board has not approved any payments for the current fiscal year.

Redemption of Shares

Beneficial owners of Shares must accumulate enough Shares to constitute a Creation Unit in order to redeem through a New ETF. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by a New ETF. Shares generally will be redeemed in Creation Units in exchange for a particular portfolio of securities ("In-Kind Redemption Securities"), cash or a combination of cash and In-Kind Redemption Securities.[14]

The Trust will redeem Shares of a New ETF on any Business Day. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act. Redemption requests must be received by the Closing Time on a given Business Day to be redeemed that day, and custom redemptions[15] must be received at least one hour prior to the Closing Time. The Custodian, in consultation with the Manager or McDonnell, will make available through the NSCC or otherwise, prior to the opening of business on the Exchange (currently 9:30 a.m. Eastern time) on each Business Day, the list of In-Kind Redemption Securities, along with the Cash Redemption Amount (defined below) (together with the In-Kind Redemption Securities, the "Fund Redemption"), and/or the Cash Value of the Fund Redemption, as applicable, that will be applicable (subject to possible amendment or correction in light of an administrative error in compiling the list) to redemption requests received in proper form on that day. In some instances, In-Kind Creation Securities may differ slightly

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14 A New ETF will comply with the federal securities laws in accepting In-Kind Creation Securities and satisfying redemptions with In-Kind Redemption Securities, including that the In-Kind Creation Securities and In-Kind Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). In accepting In-Kind Creation Securities and satisfying redemptions with In-Kind Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, a New ETF will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted In-Kind Redemption Securities. The Prospectus for a New ETF will also state that "An Authorized Participant that is not a Qualified Institutional Buyer ("QIB") as defined in Rule 144A under the Securities Act of 1933 will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A."

15 Custom redemption orders may be placed by an Authorized Participant in the event that the Trust permits or requires the substitution of an amount of cash, for example to replace any In-Kind Redemption Securities which may not be eligible for trading by such Authorized Participant or the investor for which the Authorized Participant is effecting the transaction.

from In-Kind Redemption Securities as a result of, among other things, revisions to a New ETF's portfolio and/or corporate actions.

Each New ETF will have the right to make a redemption payment in cash, in-kind or a combination of each, provided the value of the payment equals the NAV of the Creation Unit being redeemed. At the discretion of a New ETF, a beneficial owner might also receive the cash equivalent of an In-Kind Redemption Security upon request because, for instance, it was restrained by regulation or policy from transacting in the securities due to, for example, its participation in another transaction with or for the issuer of those securities. A specific example might be the presence of the securities on an investment banking firm's restricted list. The Trust currently contemplates that, unless cash redemptions are available or specified for a New ETF, the redemption proceeds for a Creation Unit generally will consist of In-Kind Redemption Securities plus or minus a "Cash Redemption Amount" as the case may be. The Cash Redemption Amount is cash in an amount equal to the difference between the NAV of the Creation Unit being redeemed and the market value of the In-Kind Redemption Securities. A redeeming investor will pay Transaction Fees calculated in the same manner as Transaction Fees payable in connection with the purchase of a Creation Unit. To the extent that any amounts payable to a New ETF by the redeeming investor exceed the amount of the Cash Redemption Amount, the investor will be required to deliver payment to the New ETF.

Under certain circumstances, Creation Units may be redeemed through the Clearing Process. Procedures for such redemptions are analogous (in reverse) to those for purchases through the Clearing Process, except that redemption requests are made directly to a New ETF through the Trust's Transfer Agent, and are not made through the Distributor. Creation Units may also be redeemed outside the

Clearing Process.[16] See the section below entitled "Settlement and Clearing of the New ETFs" for the redemption procedures applicable to redemptions of the New ETFs "outside" the Clearing Process.

As discussed above, a redeemer will pay a Transaction Fee to offset a New ETF's trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the In-Kind Redemption Securities from its account to the account of the redeeming investor. An entity redeeming Shares "outside" the clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Clearing Process. In addition, a redeemer receiving cash in-lieu of one or more In-Kind Redemption Securities may also be assessed a higher Transaction Fee on the cash-in-lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such In-Kind Redemption Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash-in-lieu portion as described above and will be calculated in the manner as disclosed in the Prospectus and/or SAI.

Settlement and Clearing of the New ETFs

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16 To the extent contemplated by the Participant Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all or part of the Creation Unit to be redeemed to the Transfer Agent at or prior to the Closing Time on the date such redemption request is submitted, the Transfer Agent will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant's delivery and maintenance of collateral consisting of cash having a value (marked to market daily) of at least 105% of the value of the missing Shares. The current procedures for collateralization of missing Shares require, among other things, that any cash collateral be in the form of U.S. dollars in immediately available funds and be held by the Custodian and marked to market daily, and that the fees of the Custodian and any sub-custodians in respect of the delivery, maintenance and redelivery of the cash collateral shall be payable by the Authorized Participant. The Participant Agreement will permit the Trust, on behalf of a New ETF, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of acquiring such Shares and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

With respect to creations of Creation Units of the New ETFs "outside" the Clearing Process, (i) Shares of the New ETFs and U.S. corporate and non-corporate bonds (other than U.S. government securities) will clear and settle through DTC and, (ii) U.S. government securities and cash will clear and settle through the Federal Reserve System. The Custodian will monitor the movement of the In-Kind Creation Securities and, once the Custodian has verified the receipt of all the In-Kind Creation Securities (or in the case of failed delivery of one or more bonds, collateral in the amount of 105% or more of the missing In-Kind Creation Securities, which will be marked-to-market each day the failed delivery remains undelivered), along with the Cash Component, or the receipt of the Cash Value, as applicable, the Custodian will notify the Distributor and the Manager. A New ETF will then issue Creation Units and the Custodian will instruct delivery of the Shares to the Authorized Participants through DTC. DTC will then credit the Authorized Participant's DTC account.

The clearance and settlement of redemption transactions "outside" the Clearing Process essentially reverses the process described above. After a New ETF has received a redemption request in proper form and the Authorized Participant transfers the Creation Unit(s) to the Custodian through DTC, the New ETF will cause the Custodian to initiate procedures to transfer the requisite Fund Redemption or the Cash Value thereof to the Authorized Participant. On T+3, assuming the Custodian has verified receipt of the Creation Units or that collateral (as described in note 15) is in place, the Custodian will transfer the Fund Redemption or Cash Value thereof to the Authorized Participant. As applicable: In-Kind Redemption Securities that are corporate and non-corporate bonds (other than U.S. government securities) will transfer to the Authorized Participant through DTC; In-Kind Redemption Securities that are U.S. government securities, together with any Cash Redemption Amount, will transfer through the Federal Reserve System; the Cash Value will transfer through the Federal Reserve System. Shares of the New ETFs will be debited to the DTC accounts of the Authorized Participants.

Depository Trust Company

DTC serves as securities depository for the Shares. The Shares may be held only in book-entry form. DTC, or its nominee, is the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or its participants ("DTC Participants") (*i.e.*, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations), some of whom (and/or their representatives) own DTC. Beneficial owners of Shares are not entitled to have Shares registered in their names, and will not receive or be entitled to receive physical delivery of certificates.

Accordingly, to exercise any rights as a holder of Shares, each beneficial owner must rely on the procedures of: (i) DTC; (ii) DTC Participants; and (iii) brokers, dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly, through which such beneficial owner holds its interests.

Calculation of Intraday Indicative Value

The Exchange or other market information provider will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing on a per Share basis, the current value of the Fund Deposit (including the estimated Cash Component). The Trust is not involved in or responsible for the calculation or dissemination of any such amount and makes no warranty as to its accuracy.

The Trading Market

The Shares will be listed and traded on the Exchange. Shares will be freely tradable on the Exchange throughout the trading session. The price of Shares trading on the Exchange will be based on a current bid/offer market. The trading market on the Exchange affords investors the opportunity to assume and liquidate positions in Shares at their discretion, permitting them to take advantage of prices at any time during the trading day. This combination of intra-day liquidity with the Creation Unit purchase and redemption features creates potential arbitrage opportunities that, in turn, should and historically have proven to mitigate pricing inefficiencies. Indeed, the high degree of historical and expected correlation between ETFs' NAVs and their share prices contrasts with the case of shares of closed-end funds, which -- not having the ability to create and redeem at the fund level -- typically trade at a material discount (or premium) to their underlying NAVs.

We believe that, like the Funds in the Grail Letters as well as the ETFs in the PIMCO Letter, WisdomTree Letter and PowerShares Letter, the New ETFs will not present any new issues with respect to the exemptions which allow for current index-based ETFs to redeem their shares only in Creation Units. While we recognize that the potential for more significant deviations between a security's bid/ask price average and NAV exists with actively-managed ETFs, such deviations should not arise here, because each New ETF's portfolio holdings will be fully transparent.[17] As noted previously, on each Business Day before commencement of trading in Shares on the Exchange, a New ETF will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by it that will form the basis for the calculation of NAV at the end of the Business Day. The website and information will be publicly available at no charge. Under accounting procedures followed by the New ETFs, trades made on the prior Business Day (T) will be booked and reflected in NAV on the current Business Day (T+1). Accordingly, each New ETF will be able to disclose at the beginning of each Business Day the Portfolio Securities and other assets that will form the basis for the NAV calculation at the end of the same Business Day, whether or not McDonnell makes trades for the portfolio during that Business Day. Since

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[17] As indicated above, the Board has authorized a Plan pursuant to Rule 12b-1 under the 1940 Act, but no such fee is currently being paid by a New ETF and the Board has not approved any payments for the current fiscal year. We believe, if such fees are paid in the future, that such payments would not create more than *de minimis* additional deviations between the NAV and the market price of Shares.

market participants will be aware at all times of a New ETF's Portfolio Securities and other assets held by it that will form the basis for the NAV calculation, the risk of significant deviation between NAV and market price is similar to that which exists in the case of index-based ETFs.

Rule 101 of Regulation M

Subject to certain enumerated exceptions, Rule 101 of Regulation M prohibits a "distribution participant," in connection with a distribution of securities, from bidding for or purchasing, or from attempting to induce any person to bid for or purchase, a "covered security" during the applicable restricted period. "Distribution participant" is defined in Rule 100(b) to include an underwriter or prospective underwriter in a particular distribution of securities, or any broker, dealer or other person who has agreed to participate or is participating in such distribution. We note that Rule 100(b) of Regulation M defines "distribution" for purposes of such Rule as an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

We understand that while broker-dealers that tender In-Kind Creation Securities to the Trust through the Distributor in return for Creation Unit(s) of Shares generally will not be part of a syndicate or selling group, and no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Creation Units, under certain circumstances they could be deemed to be an "underwriter" or "distribution participant" as those terms are defined in Rule 100(b).

The Trust respectfully requests that the Commission or Staff grant exemptive, interpretive or no-action relief from Rule 101, as discussed below, to permit persons participating in a distribution of Shares to bid for or purchase, or engage in other secondary market transactions in, such Shares during their participation in such distribution.

Paragraph (c)(4) of Rule 101 exempts from its application, *inter alia*, redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Trust is registered as an open-end management investment company under the 1940 Act. However, the individual Shares are not redeemable except in Creation Units. Due to the redeemability of the Shares in Creation Units, there should be little disparity between the Shares' market price and their NAV per Share. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to the Shares. Although redemption is subject to the minimum condition of tendering a Creation Unit worth at least $1,000,000, the Trust is intended to function like any other open-end fund continuously offering its shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment company securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Staff confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, transactions in the Shares would be exempted from Rule 101 on the basis of the exception contained in paragraph (c)(4) of such Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Units of Shares may be created, and Shares in Creation Units may be redeemed, in-kind at NAV, on any Business Day. Holders of Shares also have the benefit of intra-day secondary market liquidity by virtue of the Exchange listing. Thus, the secondary market price of Shares should not vary substantially from the NAV of Shares of the relevant New ETF. Because of the redeemability of Shares in Creation Units, coupled with the open-ended nature of each New ETF, any significant disparity between the market price of the Shares and NAV should be eliminated by arbitrage activity. Because their NAV is largely determined based on the market value of the Portfolio Securities, neither the creation nor redemption of Shares, nor purchases or sales of Shares in the secondary market, will impact the NAV, and such transactions should not have a significant impact on the market value of Shares.

The Trust also respectfully requests relief from the provisions of Rule 101 to the extent necessary to permit persons or entities that may be deemed to be participating in the distribution of the Shares or a Portfolio Security of a New ETF to tender Shares for redemption in Creation Units and to receive as part of redemption proceeds the In-Kind Redemption Securities of the New ETF.

The Trust requests, in this regard, that the Staff confirm that the tender of the Shares to the Trust for redemption and the receipt of In-Kind Redemption Securities upon redemption does not constitute a bid for, or purchase of, any of such securities for the purposes of Rule 101, or alternatively, that the Commission or Staff grant exemptive or no-action relief to the extent necessary to permit redemptions of Shares for In-Kind Redemption Securities as described above. Redemption entails no separate bid for any of the In-Kind Redemption Securities. Absent unusual circumstances, the Trust will not purchase In-Kind Redemption Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of Shares cannot be expected to affect the market price of the In-Kind Redemption Securities. The Trust believes that the purchase of In-Kind Redemption Securities, while engaged in a distribution with respect to such securities, for the purpose of acquiring a Creation Unit aggregation of Shares should be exempted from Rule 101. The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying the Rule.

In view of the lack of any special financial incentive to create Creation Units, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of the Shares to affect significantly Share pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution or broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling securities and the Shares, may undermine the potential beneficial market effect of Share trading.

Rule 102 of Regulation M

The Trust also requests that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units that, for the reasons previously stated under our request with respect to the exemption under Rule 101(c)(4), transactions in the Shares would be exempted from Rule 102 on the basis of the exception contained in paragraph (d)(4) of Rule 102.

Alternatively, the Trust respectfully requests that the Commission grant an exemption under paragraph (e) of Rule 102 to such effect. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying the Rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Shares are not viable means to manipulate the price of a security in a New ETF's portfolio during a distribution of such security. The Trust will redeem the Creation Units of Shares at the NAV of the Shares. Although the Shares will be traded on the secondary market, the Shares may only be redeemed in Creation Units. Thus, the Trust believes that the redemption by the Trust of the Shares at NAV in consideration principally for In-Kind Redemption Securities does not involve the abuses that Rule 102 was intended to prevent.

Rule 10b-17

Rule 10b-17 requires an issuer of a class of publicly-traded securities to give notice of certain specified actions (*e.g.*, dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). Paragraph (c) of the Rule, however, states that the Rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act. Except for the fact that redemption is subject to the minimum condition of tendering a Creation Unit of Shares, the Trust is intended to function like any other open-end fund continuously offering its shares. It is in recognition of the foregoing, the Division of Investment Management issued an order permitting the Trust to issue shares with limited redeemability while still treating the Trust like any other open-end investment company. In addition, compliance with Rule 10b-17 would be impractical in light of the nature of the New ETFs. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date. Therefore, the exemption under paragraph (c) of Rule 10b-17, which covers open-end investment companies with fully redeemable shares, should be applicable to the Trust.[18]

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18 *See supra* note 6.

Conclusion

Based on the foregoing, we respectfully request that the Commission and the Staff grant the relief requested herein. The forms of relief requested are substantially similar to those actions that the Commission and the Staff have taken in similar circumstances, particularly the Grail Letters as well as the PIMCO Letter, WisdomTree Letter and PowerShares Letter. If the Commission or the Staff believes that a different format is appropriate (for example, a no-action position rather than an exemption), we would appreciate the opportunity to revise this request for relief accordingly. Should you have any questions please call me at (202) 778-9475 or my colleagues, Kurt J. Decko at (415) 249-1053 or Andrea Ottomanelli Magovern at (202) 778-9178.

Very truly yours,



Stacy L. Fuller

cc: Brad Gude
Securities and Exchange Commission

William M. Thomas
Grail Advisors, LLC

Kurt J. Decko
Andrea Ottomanelli Magovern
K&L Gates LLP

132-02674